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EXHIBIT (A)(24)

CONTACT: Sarah Hofstetter
Net2Phone Corporate Communications
973-438-3838/investor@net2phone.com

FOR IMMEDIATE RELEASE

INDEPENDENT COMMITTEE OF NET2PHONE TO REVIEW IDT’S REVISED TENDER OFFER;
ADVISES STOCKHOLDERS TO TAKE NO PRESENT ACTION

Tuesday, December 13, 2005, 5:00 p.m. ET

NEWARK, New Jersey – (Business Wire) – December 13, 2005 – Net2Phone, Inc. (NASDAQ: NTOP) announced today, in response to the amendment to IDT Corporation’s (NYSE: IDT, IDTC) tender offer for all of the outstanding shares of Net2Phone’s common stock that IDT Corporation and its affiliates do not currently own for $2.05 per share in cash, net to the seller, without interest thereon, that the Independent Committee of Net2Phone’s Board of Directors will examine and consider the revised offer. On or before December 19, 2005, the Independent Committee of Net2Phone’s board of directors will amend the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on November 25, 2005 and advise holders of Net2Phone common stock whether the Independent Committee recommends acceptance or rejection of the revised tender offer, expresses no opinion and remains neutral toward the revised tender offer, or is unable to take a position with respect to the revised tender offer. At such time, the Independent Committee will include the reasons for its position taken with respect to the revised tender offer or its inability to take a position. In the meantime, Net2Phone requests all its stockholders defer making any determination whether to accept or reject the revised tender offer until the Independent Committee has made its recommendation.

About Net2Phone

Net2Phone provides VoIP PacketCable, SIP and wireless solutions around the world. As a leader in turn-key hosted VoIP telephony services, Net2Phone has routed billions of VoIP minutes globally, servicing more than 100,000 users in the US as well as hundreds of thousands of more overseas. Net2Phone provides partners with a SIP-based broadband telephony solution, calling cards, prefix dialing and enterprise services in over 100 countries. Net2Phone’s PacketCable platform provides cable operators with the ability to deliver a high quality primary line-type service with features such as emergency calling. For more information about Net2Phone’s products and services, please visit www.net2phone.com.